UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-35274
CUSIP NUMBER 80007A102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SandRidge Permian Trust
Full Name of Registrant

Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue, Suite 500
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of SandRidge Permian Trust (the “Trust”) for the year ended December 31, 2015, could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense, because the trustor of the Trust, SandRidge Energy, Inc. (“SandRidge”), had not filed its Form 10-K for the year ended December 31, 2015, and also had not filed its notification of late filing on Form 12b-25, by the Form 10-K filing deadline, and the Trust therefore was unable to conclude that its disclosures were adequate in order to file its Form 10-K on March 15, 2016.  The Trust is highly dependent on SandRidge for multiple services, including the operation of the Trust development wells, remittance of net proceeds from the sale of associated production to the Trust, and administrative services such as accounting, tax preparation, bookkeeping and informational services performed on behalf of the Trust.  The ability to operate the properties depends on SandRidge’s future financial condition and economic performance, access to capital, and other factors, many of which are out of the control of SandRidge.  As SandRidge filed a Form 12b-25 on March 16, 2016, the Trust was able to confirm disclosures in its Form 10-K and is filing its Form 10-K substantially concurrently with the filing of this Form 12b-25.   Reference is made to the Form 12b-25 filed by SandRidge on March 16, 2016.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sarah Newell	512	236-6531
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Trust anticipates that its Form 10-K will report that royalty income received during the year ended December 31, 2015 totaled $61.2 million compared to $130.2 million received during the year ended December 31, 2014, as a result of a decrease in prices received and a decrease in total volumes produced, caused by natural declines in production.  The Trust also anticipates reporting that net cash settlements related to the Trust’s derivative contracts during the year ended December 31, 2015 were approximately $26.6 million compared to approximately $3.3 million for the year ended December 31, 2014. The Trust also expects to report that distributable income for the year ended December 31, 2015 was $81.0 million, compared to $123.0 million for the year ended December 31, 2014.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below. The risks include, but are not limited to, unexpected changes arising during the annual audit procedures.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 filing includes “forward-looking statements.” All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Trust expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Trust, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Trust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

SandRidge Permian Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2016	By	/s/ Sarah Newell
Sarah Newell Vice President The Bank of New York Mellon Trust Company, N.A., as Trustee of SandRidge Permian Trust

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).